Filed by Alternative Credit Income Fund pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: Alternative Credit Income Fund

Commission File No.: 811-23016

File No. of Related Registration Statement: 333-294601

VOTE NEEDED:

As an Alternative Credit Income Fund shareholder, your vote is necessary for our special meeting. Review the proposals here:

https://materials.proxyvote.com/Approved/02156N/20260519/NPS_635505.PDF

---> If the Merger Proposal is approved by ACIF shareholders, prior to the closing of the Merger, ACIF will conduct a one-time discretionary repurchase offer for up to 15% of ACIF’s outstanding shares.

Vote now: https://proxy-voting.com?uid={{voteUrl}} or call 866-530-1438

Please vote today to avoid further reminders

Reply STOP to opt out.